Suite 900 607 14th St., NW

Washington DC 20005-2018

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February 13, 2013	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Financial Shares, Inc.
Registration Statement on Form S-1
Filed January 29, 2013
File No. 333-186269

Dear Mr. Clampitt:

On behalf of Community Financial Shares, Inc. (the “Company”), below please find the response to the staff’s comment letter issued on February 13, 2013 with respect to the above referenced registration statement. To aid in your review, we have repeated the staff’s comment followed by the Company’s response.

General

Comment No. 1:

Please include a recent developments section if the fourth quarter had an adverse impact on the results of operations or financial condition. Otherwise, please include a statement in the acceleration request that the fourth quarter resulted in no adverse impact on the results of operations or financial condition.

Response to Comment No. 1:

As discussed with the Staff, the Company will withdraw its original acceleration request and file a new acceleration request that states that the fourth quarter resulted in no material adverse impact on the results of operations or financial condition.

*        *        *         *

Michael Clampitt

February 13, 2013

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer

Edward G. Olifer